Exhibit 99(d)(6)

[FORM]

DOMENICO DE SOLE

To: The Optionee

April      , 2004

      As you may recall, you received a letter dated February 26, 2004 describing the treatment of options following the public offer for all shares of Gucci Group N.V. (the “Company”) to be made by Pinault-Printemps-Redoute S.A. (“PPR”). As discussed in that letter, we are writing at this time to holders of options issued prior to September 9, 2001 (“Old Options”) which are not fully vested.

      If the PPR offer is successful1, there will no longer be an active trading market for shares. The absence of an active trading market could adversely affect the value of your options and your ability to sell shares upon the exercise of your options. In order to protect the economic characteristics of your options, the Company’s Supervisory Board of Directors has established a stock appreciation rights (“SARs”) program, pursuant to which unvested options will be converted into SARs in the event the public offer is successful.

      All options issued after September 9, 2001 which are not fully vested will automatically convert into SARs, if the public offer is successful. Because Old Options were granted before the development of the SARs program, unvested Old Options will not automatically convert into SARs, if the public offer is successful. Accordingly, we need your written permission to make such a conversion.

      We are asking your permission to amend your option contract to provide for the conversion of unvested Old Options into SARs if the offer is successful. The Terms of Amendment are attached as Annex A. In summary, the amendment provides for the following:

1. Your unvested Old Options will automatically convert into SARs that will vest on the same vesting schedule that applied to your options; and

2. You will be given a 10% “uplift.” Each option in respect of each one share will convert into an SAR in respect of 1.1 shares (for example, if you have 1,000 options, they will convert to 1,100 SARs).

      If you do not give us your written permission, then your Old Options will continue to vest on the normal schedule and, when they vest, you will have the right to purchase Gucci shares in accordance with the terms of your option contract. However, your ability to resell your shares and the price at which you resell them may be adversely affected if there is no longer an active trading market for the shares.

      In these circumstances, the Supervisory Board believes that, in most cases, it will be in your best interest to give written permission to permit your unvested Old Options to convert into SARs. Please read the Terms of Amendment attached as Annex A. If these terms are acceptable to you, please sign the attached Acceptance Form and return it to [Allan Tuttle] no later that April      , 2004.

GUCCI GROUP N.V.

Domenico De Sole
President and CEO

1	We define a “successful” offer as an offer that results in PPR acquiring more than 85% of the fully diluted shares not already owned by PPR and there being fewer than 15 million shares remaining in public hands following the offer.

ANNEX A

TERMS OF AMENDMENT

Terms and Conditions of Conversion of Gucci Group N.V. Stock Options to Share

Appreciation Rights

1.	Definitions

      “Comparator Company” means each of Bulgari, Coach, Hermès, LVMH, Richemont, Polo Ralph Lauren, Tiffany and Tod’s, or such other publicly traded luxury goods companies as the Remuneration Committee may from time to time designate.

      “Comparator Enterprise Value/ EBITA Ratio” means the average of the Enterprise Value/ EBITA ratios for each Comparator Company, as adjusted in the discretion of the Remuneration Committee to address any significant distortions resulting from particular facts and circumstances prevailing at the time in respect to any particular Comparator Company. Each such ratio shall be the Enterprise Value of the Comparator Company divided by such Comparator Company’s EBITA for the twelve months ended at the end of the Comparator Company’s most recently completed fiscal quarter.

      “Comparator Price/ Earnings Ratio” means the average of the Price/ Earnings ratios for each Comparator Company, as adjusted in the discretion of the Remuneration Committee to address any significant distortions resulting from particular facts and circumstances prevailing at the time in respect to any particular Comparator Company. Each such ratio shall be the average market price per share of Comparator Company shares (determined on the basis of the average closing market price over the 30 trading days preceding its most recently completed fiscal quarter and its average number of shares outstanding during such 30 day period) divided by such Comparator Company’s net income per share for the twelve months ended at the end of the most recently completed fiscal quarter (determined on the basis of its average number of shares outstanding during the 30 trading days preceding its most recently completed fiscal quarter).

      “Conversion Event” means the termination of the PPR Offer (including any extension thereof), unless on termination of the PPR Offer, either more than 15,000,000 shares (equitably adjusted for any recapitalization transaction) or more than 15% of the then outstanding shares have not been tendered into the PPR Offer and accepted for payment by Pinault-Printemps-Redoute S.A.

      “EBITA” means consolidated earnings before interest, tax and amortization of goodwill and trademarks.

      “Enterprise Value” means the sum of (i) market capitalization (the market price per share of a public company determined on the basis of the average market price of the company shares over the 30 trading days preceding its most recently completed fiscal quarter multiplied by its average number of shares outstanding during such 30 day period) plus (ii) net debt (consolidated total financial indebtedness, including capitalized lease obligations and off-balance sheet items in the nature of financial indebtedness, minus cash and cash equivalents).

      “Exercise Price of Old Option” means the exercise price of each Old Option as determined on the date of grant of the Old Option, less any general reduction of exercise prices determined by the Board of Directors (viz., [i] the $7 reduction of exercise prices determined by the Board on December 20, 2001, to take place for options held at that time, and [ii] the US$15.78 reduction of exercise prices determined by the Board to take place on October 2, 2003, for options held at that time).

      “Remuneration Committee” means the remuneration committee of the Supervisory Board of the Company.

      “SAR” means share appreciation right, being a right to receive an amount in cash equal to the appreciation in the value of a share of the Company, based upon the valuation criteria set forth herein, but, for the avoidance of doubt, not including a right in the underlying share.

2.	Conversion Event — Unvested Old Options

      Upon the occurrence of a Conversion Event, unvested Old Options will automatically convert into SARs, with each unvested Old Option to purchase one share converting into 1.1 unvested SARs.

      3. Vesting of the SARs. After conversion of unvested Old Options to unvested SARs, the SARs shall vest at the same rate as the unvested Old Options from which the SARs were created would have vested had those Old Options not been converted.

      4. Exercise of the SAR. Vested SARs may be exercised quarterly during the third month after the close of each fiscal quarter. Results for such quarter will be determined by management and communicated to the SAR holders by the last day of the second month after the close of the fiscal quarter.

      Upon exercise of SARs converted from Old Options, the holder of the SAR will be entitled to receive a sum of cash equal to the difference between the (i) the Exercise Date SAR Value (“V2”), minus (ii) the per share Exercise Price of the Old Option that was converted into the SAR, minus any applicable taxes or withholding deductions.

      Exercise Date SAR Value shall be determined by applying the following formula:

A × B	+	D × E

C		C	=	V 2

2

      Where:

A is the Comparator Enterprise Value/ EBITA Ratio as of the date of exercise of the SARs;

B is the Company’s EBITA for the twelve months ending at the end of the most recently completed fiscal quarter preceding the date of exercise of the SARs;

C is the number of shares of the Company outstanding on the date of exercise;

D is the Comparator Price/ Earnings Ratio as of the date of exercise of the SARs; and

E is the Company’s consolidated net income for the twelve months ending at the end of the most recently completed fiscal quarter preceding the date of exercise of the SARs;

as each may be determined by the Remuneration Committee or its designee.

      Upon electing to exercise the SAR, the Optionee shall deliver to the Chief Financial Officer of the Company a written and signed notice of such election setting forth the number of SARs the Optionee has elected to exercise. Within 30 days of receipt of such notice of election, the Company shall send to the Optionee the sum to which the Optionee is entitled upon the exercise of such number of SARs as are indicated in the Optionee’s notice of election.

      5. Plan Controls and Amendments. This Amendment Letter is subject to, and the Company and the Optionee agree to be bound by, all of the terms and conditions of the stock option plan under which the options or SARs have been granted, as it may be amended from time to time in accordance with its terms. The Supervisory Board of the Company (and its Remuneration Committee) shall have the right to amend the terms set forth in this Amendment Letter, or in any option plan or agreement, as it may in its discretion deem necessary or appropriate; provided, however, that amendments resulting in economic rights materially less favorable to those contained in this Amendment Letter shall require the consent of the Optionee, such consent to be in writing. Without limiting the foregoing, the Supervisory Board and its Remuneration Committee may elect at any time to replace the SARs with alternative mechanisms (such as option puts) where deemed desirable to enhance the tax efficiency of the option plan in any particular jurisdiction.

      6. Independent Advisors. In making any determination, including but not limited to the determination of an Exercise Date SAR Value, the Remuneration Committee shall be entitled to rely on such independent advisors as the Remuneration Committee shall select in its discretion.

* * * * *

ACCEPTANCE FORM

      I have read the letter dated [●] and the accompanying Terms of Amendment, and agree to the amendment of my option contract(s) as described therein.

[Optionee]

Date:

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